Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 40-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

FIRST QUARTER REPORT
MARCH 31, 2008

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the first quarter of 2008, which have been prepared on the basis of available information up to May 5, 2008.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The first quarter was highlighted by the following activities:

•

Cash flow from operating activities increased 30% to $15.6 million compared to the fourth quarter of 2007.

•

Gold production of 42,074 ounces, 14% higher than the fourth quarter of 2007.

•

Net loss of $3.8 million, or ($0.03) per share, and adjusted net earnings of $3.3 million, or $0.02 per share.

•

Debt facility principal repayment of $26.7 million.

•

Operating profit margin per ounce increased 24% compared to the fourth quarter 2007.

At March 31, 2008, Aurizon had cash balances of $42.1 million, of which $20.7 million is in restricted accounts that may be used to fund the Casa Berardi project and service the project debt facility.  Long-term debt at March 31, 2008 was $22.7 million, down from $44.9 million at December 31, 2007.

FINANCIAL RESULTS

First Quarter 2008

In the first quarter of 2008, Aurizon incurred a net loss of $3.8 million, or ($0.03) per share, compared to net earnings of $0.7 million, or nil per share, in the same period of 2007.  Operating results were impacted by non-cash derivative losses of $8.0 million and foreign exchange gains of $0.9 million, on an after tax basis.  After adjusting for these items, net earnings for the quarter were $3.3 million, or $0.02 per share, compared to adjusted net earnings in the first quarter of 2007 of $1.2 million or $0.01 per share.

During the first quarter of 2007 Casa Berardi was not in commercial production and accordingly, the statement of earnings reflects only the ongoing administrative and exploration costs of the Company, net of interest and royalty income.  Also included in the first quarter 2007 earnings was a non-cash future income tax recovery of $3.5 million.

Revenue from Casa Berardi operations totalled $35.1 million in the first quarter of 2008 from the sale of 39,611 ounces of gold and 8,000 ounces of silver.  Actual gold production in the quarter was 42,074 ounces.  The average realized gold price was US$877 per ounce and the average Cdn/US exchange rate was 1.01.  Included in the average realized gold price are 17,111 ounces of gold sold at an average price of US$833 per ounce from the exercise of call options.

Operating costs in the first quarter of 2008 totalled $16.9 million, while depletion, depreciation and accretion (“DD&A”) totalled $7.6 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$422 and DD&A amortization was US$191, for a total production cost of US$613 per ounce.

In the first quarter of 2008, rising gold prices together with a weaker Canadian dollar, partially mitigated by the expiry of gold options and foreign exchange contracts, have resulted in a non-cash $9.9 million increase in the net unrealized derivative liabilities from $14.8 million at the end of 2007 to $24.7 million at March 31, 2008.  In the same quarter of 2007, $0.6 million was charged to operations.  The non-hedged derivative instruments comprise gold and foreign currency price protection contracts that were required as a condition for closing a $75 million loan facility to finance the completion and start-up of the Casa Berardi Mine.  There are no margin requirements with respect to these derivative positions.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2008
2

Higher professional fees related to amendments to the debt facility; stock based compensation costs relating to the fair value of stock option grants; together with increased corporate activity, resulted in administrative and general costs in the first quarter of 2008 increasing to $2.6 million from $1.2 million in the same period of 2007.

Exploration expenditures of $2.3 million incurred at Joanna and Kipawa, were charged to operations during the first quarter of 2008, compared to $1.2 million in the same period of 2007.

Interest costs associated with the project debt facility, totalling $1.1 million, were charged to operations in the first quarter of 2008.  In the same period of 2007, interest costs of $1.2 million were capitalized as Casa Berardi was not in commercial production.

A future income tax expense relating to Quebec mining taxes of $0.8 million was charged to operations in the first quarter of 2008, together with a future income tax recovery of $0.5 million in respect of federal income taxes associated with the first quarter loss.  As Quebec mining taxes do not recognize derivative gains or losses, a future tax provision has been charged to operations.  For federal and provincial income tax purposes, derivative gains and losses are considered timing differences.  Provincial tax rates have not been applied as Aurizon has unrecognized provincial future income tax assets against which income is applied.

Foreign exchange gains totalling $1.2 million were realized in the first quarter of 2008, of which $0.9 million is related to currency forward contracts established for the project debt facility that matured during the quarter.

Commercial operations at Casa Berardi resulted in cash flow from operating activities of $15.6 million in the first quarter of 2008, compared to cash outflows of $2.4 million in the same period of 2007.

Capital expenditures totalled $3.9 million in the first quarter, of which $3.7 million was on sustaining capital at Casa Berardi.  As Casa Berardi was not in commercial production during the first quarter of 2007, gold revenues and related operating costs were deferred and included with mineral property costs.  In the first quarter of 2007, gold sales of $23.0 million were realized from the sale of 30,100 ounces of gold, and operating and capital expenditures of $16.3 million were incurred at Casa Berardi.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained for Casa Berardi’s operations.  These restricted cash balances decreased by $11.0 million in the first quarter of 2008 as a result of a principal debt repayment of $26.7 million and interest payments of $1.1 million, partially offset by cash flow from Casa Berardi operations, net of sustaining capital.  In 2007, gold sales, net of operating, capital, and debt service costs, resulted in an increase in the restricted cash balances of $4.2 million.

A reassessment of refundable tax credits resulted in an additional expense of $0.5 million in the first quarter of 2008.  In the same period of 2007, Aurizon received $2.5 million from accrued provincial refundable mining duties.

Aggregate investing activities resulted in cash inflows of $6.6 million, compared to cash inflows of $5.1 million in the same period of 2007.

Financing activities during the first quarter of 2008 resulted in a net cash outflow of $25.6 million.  The second principal debt repayment of $26.7 million was made at the end of March 2008 from the Company’s restricted cash account.  The exercise of incentive stock options provided $0.9 million.  In the same period of 2007, financing activities resulted in a net cash outflow of $1.1 million.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2008
3

CASH RESOURCES AND LIQUIDITY

As at March 31, 2008, cash and cash equivalents stood at $21.3 million, compared to $24.8 million at the beginning of the year.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $20.7 million compared to $31.8 million as at December 31, 2007.

Aurizon had working capital of $16.2 million as at March 31, 2008, compared to $31.9 million at the end of 2007.  Included in current liabilities are two principal debt payments due in September 2008 and March 2009 totalling $21.4 million, compared to principal payments of $25.7 million included in current liabilities at the end of 2007.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks that must be achieved at Casa Berardi, extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  This additional principal repayment, together with the scheduled repayment, resulted in a total repayment of $26.7 million on March 31, 2008.  All principal repayments may be paid from the restricted cash accounts, preserving the Company’s free cash balances.

Long term debt at March 31, 2008 totalled $22.7 million of which $20.9 million is project debt, $1.7 million is refundable government assistance and $0.1 million are equipment capital leases.

NON-GAAP MEASURES

a)  CALCULATION OF ADJUSTED NET EARNINGS

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, as well as currency exchange fluctuations, as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, because it will assist in the understanding of the Company’s operating results and financial position.

	Three months ended
	March 31, 2008	March 31, 2007
(in thousands of Canadian dollars except per share amounts)
Net earnings (loss) as reported	(3,776)	659
Unrealized loss on derivative instruments¹	7,987	474
Foreign exchange loss (gain)¹	(934)	23
Adjusted net earnings	3,277	1,156
Adjusted net earnings per share	$0.02	$0.01

¹ - Net of income taxes

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2008
4

b)  TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Total Cash Costs per Ounce	Q1
(in $ thousands except per ounce data)	2008

Operating costs	$16,869
By-product silver sales	($147)
Total cash costs – Cdn $	$16,722
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.00
Divided by ounces of gold sold	39,611
Total cash costs per ounce of gold – US$	$422

1 Comparative data not shown as commercial production

   commenced on May 1, 2007.

c)  CALCULATION OF OPERATING PROFIT MARGINS PER OUNCE

Operating profit margins per ounce are a non-GAAP measure, and are calculated by subtracting the cash costs per ounce from the average realized gold price.  For the quarter ended March 31, 2008, the average realized gold price was $877 less total cash costs of $422 for a operating profit margin of $455, compared to an average realized gold price of $770 less total cash costs of $402 for a operating profit margin of $368 for the fourth quarter of 2007.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2008
5

CASA BERARDI

Casa Berardi produced 42,074 ounces of gold in the first quarter of 2008, of which 39,611 ounces were sold at an average price US$877 per ounce.  Since commissioning the mill in November 2006, Casa Berardi has produced 219,274 ounces of gold.

Operations

Summary of Key Operational Statistics
	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4
Operating results
Tonnes milled	163,694	154,001	152,025	134,569	104,663	68,481
Grade – grams/tonne	8.63	8.14	10.65	10.38	10.14	8.58
Mill recoveries - %	92.6%	91.8%	92.8%	93.8%	93.8%	93.9%
Gold Production – ozs	42,074	37,007	48,305	42,144	32,013	17,731
Gold sold – ounces
Commercial production [1]	39,611	44,000	50,000	26,000	-	-
Pre-commercial production	-	-	-	10,500	30,100	6,882
Gold sold – total	39,611	44,000	50,000	36,500	30,100	6,882
Per ounce data – US$
Average realized gold price	$877	$770	$679	$666	$651	$625
Total cash costs [2]	$422	$402	$282	$298	-	-
Amortization [3]	$191	$214	$162	$152	-	-
Total production costs [4]	$613	$616	$444	$450	-	-

Table footnotes:

Commercial production achieved May 1, 2007.

Cost figures calculated in accordance with Gold Institute Standard from the date of achieving commercial production.

Depreciation, amortization and accretion expenses.

Total cash costs plus depreciation, amortization and accretion expenses.

Ore throughput in the mill during the first quarter of 2008 increased to 163,694 tonnes from 104,663 tonnes in the same period of 2007 as a stable daily production rate of 1,799 tonnes per day was achieved.  An average ore grade of 8.6 grams/tonne was achieved in the first quarter of 2008, matching the ore grades planned for 2008.  Mill recoveries averaged 92.6%, in the first quarter of 2008.  This compares to ore grades of 10.1 grams/tonne and mill recoveries of 93.8% in the first quarter of 2007.

Total cash costs, on the basis of gold sold, were US$422 per ounce in the first quarter of 2008, 5% higher than plan and compared to US$402 per ounce in the fourth quarter of 2007.  Unit mining costs in the first quarter of 2008 were $110 per tonne, 8% higher than the fourth quarter of 2007 costs of $102 per tonne due to a higher ratio of drift and stope development costs being charged directly to operations and additional rehabilitation work required on the haulage drift.

Operating profit margin per ounce increased 24% to US$455 per ounce from US$368 per ounce in the fourth quarter 2007.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2008

OTHER PROPERTIES

Joanna Gold Property

In the first quarter of 2008, 21,000 metres of surface drilling were completed at Joanna with the objective of confirming results from previous drilling and to extend the lateral extension of the mineralized zones.  Twenty seven of the holes reported to date in 2008 had grades greater than 1.0 gram per tonne over minimum true thicknesses of 24 metres.  Two of the drill holes had respective values of 4.7 grams per tonne over 29.5 metres and 3.1 grams per tonne over 51.2 metres.  Assay results from 55 drill holes drilled during the quarter are pending.

A preliminary assessment report being prepared by BBA Inc. is in the final stages of completion, which focuses on the mineral resources established in September 2007, located in the upper part of the East block above the 200 metre level.

Kipawa Gold/Uranium Property

Exploration activity at Kipawa consisted of the analysis and interpretation of results from the surface programs performed in 2007, in order to define drill targets for a summer program.

OUTLOOK

Based upon first quarter results and the 2008 mine plan, Casa Berardi remains on target to produce approximately 160,000 – 170,000 ounces of gold at a total cash cost of approximately US$400 per ounce, using a Cdn$/US$ exchange rate at parity.  Cost containment will continue to be a challenge as significant cost pressures impact the mining industry.

In accordance with the terms of the project debt facility, the Casa Berardi mine is required to meet certain operating performance benchmarks by September 30, 2008, as stipulated by the lenders.  The Company plans to achieve these benchmarks by mid year 2008.

Sustaining capital costs at Casa Berardi are estimated to total $15.4 million in 2008, primarily for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements and $0.4 million for tailings pond improvements.  Underground development in 2008 will total 5,100 metres, including 1,700 metres of ramping; 2,400 metres of drifting; and 1,000 metres of raising.

More than 375 people are currently active on site at Casa Berardi, of which 62 are Aurizon employees and the balance are contractors.

Aurizon has approved an additional exploration budget for Joanna of $6.3 million for 2008 in order to advance the project to pre-feasibility stage in 2009.  As a result, Aurizon intends to invest over $20 million, from working capital, in exploration and development activities at its properties in 2008, of which approximately $10 million will be expensed.  In total, over 115,000 metres of drilling should be completed.

The Company’s financial position at March 31, 2008, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow it to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

Casa Berardi

At Casa Berardi, surface drilling will focus on the extension of the South fault, east of Zone 123-S.

In addition, Lake Shore Gold has commenced surface drilling on the adjacent Casa Berardi exploration property in order to fulfill its commitment to incur expenditures of $600,000.

A three year underground exploration program, initiated in 2007, will continue as follows:

a)

Drilling has commenced from the rehabilitated track drift on the 280 metre level in the area of the Principal Zones and between the two mines where limited surface exploration has been performed to date.  An updated 3D geological model is in progress for the Principal Zones in order to provide an updated mineral resources estimate followed by mineral reserves estimate for open pit and underground mining opportunities.

b)

At the East Mine, a rehabilitation of the underground workings and definition drilling is under review with the objective of transferring the inferred mineral resources to the indicated category and ultimately to mineral reserves.

c)

An exploration drift is being developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 to 122 and 123-South.

Exploration related activities totalling $10.2 million will be invested at Casa Berardi in 2008, including $6.1 million on underground development and infrastructure, and $4.1 million on approximately 45,000 metres of surface and underground drilling.

Joanna

An additional budget totalling $6.3 million has been approved in order to increase the mineral resources by extending the infill and exploration drilling program by approximately 44,000 metres; transferring the inferred mineral resources to the indicated category; and completing geotechnical and metallurgical testworks.  A pre-feasibility study will be initiated upon receipt of an updated mineral resource estimate in the fourth quarter, 2008.  Aurizon expects to complete the pre-feasibility study in the second quarter of 2009.

Kipawa

At Kipawa, 2008 programs and budgets are being finalized in conjunction with analysis and interpretation of the results from the extensive exploration programs performed in 2007.  It is anticipated that 2008 exploration activity will include drilling to follow up on the discoveries of gold, uranium and rare earth elements made in 2007.  Work will commence upon receipt of the necessary approval from the First Nations communities and other government agencies.

O’Brien

In accordance with a letter of intent executed in April 2008 with Radisson Mining Resources Inc., which grants Aurizon an option to acquire an undivided 50% right, title and interest in the O’Brien/Kewagama Property, due diligence will be conducted in the second quarter 2008, followed by development of an exploration program, including surface diamond drilling.

The O’Brien/Kewagama Property is situated 26 kilometres east of Aurizon’s Joanna gold project and comprises 23 mineral claims and one mining lease containing the former O’Brien mine, a former high grade gold producer in the Cadillac Mining Camp from the early 1930’s to the mid 1950’s.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

Outstanding Share Data

As of May 5, 2008, Aurizon had 147,367,548 common shares issued and outstanding.  In addition, 5,969,000 incentive stock options representing 4.0% of outstanding share capital are outstanding that are exercisable into common shares at an average price of $3.20.

Related Party Transactions and Off-balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Summary of Quarterly Results

(in thousands of dollars, except per share data)
	1st Quarter 2008	4th Quarter 2007	3rd Quarter 2007	2nd Quarter 2007	1st Quarter 2007	4th Quarter 2006	3rd Quarter 2006	2nd Quarter 2006
Revenue	$35,134	$33,333	$36,092	$18,574	-	-	-	-
Net Earnings (Loss)	($3,776)	($5,901)	$3,787	$6,985	$659	($2,170)	$4,817	($11,922)
Earnings (Loss) per share – basic and diluted	(0.03)	(0.04)	0.03	0.05	0.00	(0.01)	0.03	(0.08)

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Risks and Uncertainties

There have been no changes in the Company’s risks and uncertainties during the period ended March 31, 2008 from those described in the 2007 annual financial statements of the Company.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

Common Shares (TSX – ARZ/AMEX – AZK)
	March 31,	December 31,
	2008	2007

Issued	147,206,048	146,730,948
Fully-diluted	153,336,548	153,336,548
Weighted average	147,113,048	146,501,956

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P. Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over the initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
Suite 3120, 666 Burrard Street, Park Place, Vancouver, British Columbia, V6C 2X8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com          Email: info@aurizon.com

Forward Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, production targets and timetables, mine operating costs, capital expenditures, work programs, and exploration budgets.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate, or that expectations will be achieved and the Company does not assume any obligation to update these forward looking statements.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

Aurizon Mines Ltd.
Balance Sheet (unaudited)  -  as at

 March 31  December 31

(in thousands of Canadian Dollars)	2008	2007
	$	$
ASSETS CURRENT
Cash and cash equivalents	21,350	24,836
Restricted cash (Note 7(c))	20,726	31,754
Accounts receivable and prepaid expenses	3,287	3,101
Refundable tax credits and mining duties	3,096	3,865
Derivative instrument assets (Note 8)	1,286	2,446
Inventories	10,272	8,153
	60,017	74,155
Derivative instrument assets (Note 8)	1,903	3,417
Other assets (Note 5)	4,776	4,393
Property, plant & equipment	38,241	39,043
Mineral properties	121,379	124,603
TOTAL ASSETS	226,316	245,611
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	13,711	11,574
Derivative instrument liabilities (Note 8)	8,693	4,852
Current portion of long-term debt (Note 7(a))	21,447	25,796
	43,851	42,222
Derivative instrument liabilities (Note 8)	19,202	15,795
Long-term debt (Note 7(a))	22,769	44,924
Asset retirement obligations	2,644	2,599
Future income tax liabilities	11,469	11,201
TOTAL LIABILITIES	99,935	116,741
SHAREHOLDERS’ EQUITY
Share Capital (Note 6) Common shares issued – 147,206,048 (2007 – 146,730,948)	192,263	190,976
Contributed Surplus	837	837
Stock based compensation	6,063	6,063
Deficit	(72,782)	(69,006)
TOTAL SHAREHOLDERS’ EQUITY	126,381	128,870
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	226,316	245,611

    The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

Aurizon Mines Ltd.
Statement of Earnings (Loss) (unaudited) -- For the three months ended March 31,

(in thousands of Canadian Dollars)	2008	2007
	$	$
REVENUE
Mining operations	35,134	-
EXPENSES
Operating costs	16,869	-
Depreciation, depletion and accretion	7,550	25
Administrative and general costs	2,569	1,241
Exploration costs	2,272	1,181
Unrealized derivative losses (Note 8)	9,922	609
Interest on long-term debt	1,146	-
Loss (gain) on sale of property, plant and equipment	(11)	26
Foreign exchange loss (gain)	(1,160)	29
Capital taxes	225	212
Other income (Note 9)	(739)	(464)
	38,643	(2,859)
Loss for the period before income taxes	(3,509)	(2,859)
Future income tax expense relating to mining duties	(761)	-
Future income tax recovery (Note 6(c))	494	3,518
Net earnings (loss) for the period	(3,776)	659
Earnings (loss) per share – basic and diluted	(0.03)	0.00
Weighted average number of common shares outstanding (thousands)	147,113	146,333

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

Statement of Deficit (unaudited) -- For the three months ended March 31,

(in thousands of Canadian Dollars)	2008	2007
	$	$
Deficit – Beginning of period as previously reported	(69,006)	(72,244)
Adoption of financial instrument accounting standards	-	(2,291)
Deficit – as adjusted	(69,006)	(74,535)
Net earnings (loss) for the period	(3,776)	659
Deficit – end of period	(72,782)	(73,876)

Statement of Comprehensive Income (unaudited) -- For the three months ended March 31,

(in thousands of Canadian Dollars)	2008	2007
	$	$
Net earnings (loss) for the period before comprehensive income	(3,776)	659
Other comprehensive income net of tax	-	-
Comprehensive income (loss) for the period	(3,776)	659

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

Aurizon Mines Ltd.

Statement of Cash Flow (unaudited) – For the three months ended March 31,

(in thousands of Canadian Dollars)	2008	2007
	$	$
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net earnings (loss) for the period	(3,776)	659
Adjustments for non-cash items:
Depreciation, depletion, and accretion	7,550	25
Refundable tax credits	(383)	(437)
Loss (gain) on sale of property, plant and equipment	(11)	26
Stock based compensation	361	-
Unrealized non-hedge derivative losses	9,922	609
Future income tax expense relating to mining duties	761	-
Future income tax recovery	(494)	(3,518)
	13,931	(2,636)
Decrease in non-cash working capital items	1,636	251
	15,567	(2,385)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(1,548)	(956)
Mineral properties	(2,393)	(15,310)
Restricted cash funding	11,028	(4,199)
Deferred gold sales	-	23,051
Refundable tax credits & mining duties	(534)	2,463
	6,553	5,049
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issuance of shares	926	61
Long-term debt	(26,532)	11
Deferred interest costs	-	(1,209)
(25,606)		(1,137)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,486)	1,527
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	24,836	9,465
CASH AND CASH EQUIVALENTS - END OF PERIOD	21,350	10,992

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

Notes to Financial Statements (unaudited)
(all figures in Canadian dollars unless otherwise stated)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2007.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.

Adoption of new accounting standards

a)

Inventories, Section 3031

In June 2007, the Canadian Institute of Chartered Accountants issued handbook section 3031 – Inventories to replace existing section 3030.  This new section, which became effective January 1, 2008, establishes standards for the measurement and disclosure of inventories.  The Company’s financial statements are not impacted by the application of section 3031.

b)

Financial Instruments Disclosures Section 3862 / Financial Instruments Presentation Section 3863

These sections replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company began application of these sections effective January 1, 2008. The adoption of these new accounting standards do not impact the amounts reported in the Company’s consolidated financial statements as the additional guidance relates solely to disclosure.

3.

Financial Instruments

The Company examines the risks to which its financial instruments are exposed and assesses the likelihood and impact of these risks.  These financial risks include interest rate risk, credit risk, currency risk, and liquidity risk.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

3.

Financial Instruments (continued)

a)    Interest rate risk

The Company’s cash, restricted cash and cash equivalents bear interest at fixed rates and have maturities of 90 days or less.  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.  Long-term debt bears interest at a variable rate and matures as described in Note 7(b), and as such the Company does not bear any interest rate risk other than market risk.  The weighted average interest rate paid by the Company during the quarter on its outstanding debt was 6.64%.  A sensitivity analysis has determined that an interest rate fluctuation of 100 basis points, or 1%, would have resulted in a $0.2 million fluctuation in the interest expense for the quarter.

b)    Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.

The Company mitigates credit risk by investing its cash, restricted cash, and cash equivalents with Schedule I and Schedule II banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  Schedule II banks are foreign bank subsidiaries authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canada Deposit and Insurance Corporation. Foreign bank subsidiaries are controlled by eligible foreign institutions.   The Company does not hold any asset backed commercial paper.

The Company sells gold and silver via bullion traders and as such, does not incur a credit risk related to receivables on sales.

The credit risk relating to derivative instruments is mitigated by entering into derivatives with high credit-quality partners.  All counterparties are rated AA- or better as determined by the most recent S&P credit ratings.  The gold price protection contracts are shared between two counterparties, the largest one having 79% of the contracts.  Our foreign exchange contracts are held with three counterparties, each holding equal portions thereof.  There are no margin calls with respect to these derivative positions.

Overall, the Company does not consider its exposure to credit risk to be significant, and believes that this risk has not significantly changed over the past twelve months.

c)    Foreign currency risk

The Company has implemented a foreign currency program as a result of the project debt agreement signed in 2006 (Note 5).  This program allows the Company to purchase Canadian dollars at predetermined exchange rates varying between 1.11 and 1.13 (Canadian dollars per U.S. dollar).

A sensitivity analysis has determined that a fluctuation of 10% in the foreign exchange rate would have affected cash flows by $2.6 million in the first quarter of 2008.

d)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial commitments as they become due.  The Company manages its liquidity risk by following a rigorous budgeting process to help determine the funds required to meet its operational and expansion plans.  Moreover, the Company ensures there is sufficient working capital and available credit facilities to meet its ongoing current obligations.

A sensitivity analysis has determined that a 10% increase in the average realized price of gold for the quarter would have increased cash inflows by $2.0 million, while a 10% decrease in the realized price of gold would have negatively affected cash flows by $2.9 million.

The Company does not consider that liquidity risk has significantly changed in the past twelve months.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

4.

Management of capital risk

The Company’s objectives concerning capital management are to ensure that it will be able to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties.  Management of capital risk consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of debt (Note 7), and equity components consisting of capital stock and contributed surplus.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, utilize its current available project debt facility, or enter into new debt arrangements.  The Company expects its existing capital resources will be sufficient to sustain its operations and exploration projects over the next twelve months.

5.

Other assets

(in thousands)	March 31, 2008	December 31, 2007
	$	$

Refundable mining duties	4,543	4,160
Reclamation deposits	233	233
Total other assets	4,776	4,393

6.

Share Capital

a)

Authorized:

Unlimited number of common shares without par value, and unlimited number of preferred shares without par value.

b)

Issued and fully paid:

Common Shares	Shares	Amount
(in thousands)		$
Balance – December 31, 2007	146,731	190,976
Exercise of stock options	475	926
Fair value of options exercised	-	361
Balance – March 31, 2008	147,206	192,263

c)

Flow Through Share Renunciation

In February 2007, the Company renounced the tax credits associated with the $15.1 million flow through share financing completed in 2006.  In accordance with CICA guidance EIC 146, a future income tax liability of $3.5 million and a corresponding reduction of share capital were recorded in the first quarter of 2007, in order to recognize the tax benefits conferred to the subscribers of the flow through financing.  As the Company has future income tax assets that have not been recognized, and the taxable temporary differences relating to the flow through shares are expected to reverse during the loss carry forward period, the future income tax liability has been reduced, and a future income tax recovery in the statements of operations of $3.5 million has been recorded.

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

6.

Share Capital (continued)

d)

Incentive Stock Options

The status of stock options granted to officers, directors and employees as at March 31, 2008 and the changes during the period ended is presented below:

Three months ended March 31, 2008
(in thousands)	Options	Weighted-average exercise price
Outstanding at beginning of period	6,606	$3.09
Exercised	(475)	$1.95
Outstanding at end of period	6,131	$3.18
Vested and exercisable at the end of the period	4,205	$2.82

e)

Accumulated Other Comprehensive Income

As at March 31, 2008, the Company’s accumulated other comprehensive income balance was nil.

7.

Long-term Debt

a)

Project debt facility

(in thousands)	March 31, 2008	December 31, 2007
	$	$
Casa Berardi loan facility	42,322	68,837
Capital lease obligations	196	213
Reimbursable government assistance	1,698	1,669
	44,216	70,719
Less current portions:
Casa Berardi loan facility	(21,375)	(25,725)
Capital lease obligations	(72)	(70)
	(21,447)	(25,795)
Long-term debt	22,769	44,924

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

b)

Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 (paid $4.41 million) and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margins on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks that must be achieved at Casa Berardi, extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  This additional principal repayment, together with the scheduled repayment, resulted in a principal debt repayment of $26.7 million on March 31, 2008.

Two principal repayments are due within twelve months of the date of these financial statements: 17.5% of the outstanding debt is due on September 30, 2008, and 11.0% of the outstanding debt is due on March 31, 2009. Accordingly, $21.4 million is reflected as a current portion of the outstanding debt.

c)

Restricted cash

As at March 31, 2008, in accordance with the terms of the $75 million project loan facility, $20.7 million was held in restricted accounts to be used to fund Casa Berardi project costs and service the project debt.  These funds will be released upon achievement of certain operating performance benchmarks that must be achieved by September 30, 2008.

8.

Commitments

a)

Non-hedge derivatives

The Company’s non-hedge derivative positions at March 31, 2008 were as follows:

	2008	2009	2010	Total
Gold
US$500 put options purchased - ounces:	60,195	84,842	65,814	210,851

Call options sold - ounces	60,195	84,842	65,814	210,851
Average call price per ounce	US$852	US$882	US$908	US$882
Canadian – U.S. dollars
Forward sales contracts – ‘000 Cdn$	$6,900	$16,800	$18,600	$45,900
Average exchange rate – Cdn$/US$	1.13	1.12	1.11	1.12

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2008

8.

Commitments (continued)

As at March 31, 2008, the unrealized mark-to-market loss of the gold non-hedge derivative positions totalled $27,894,744 and the currency non-hedge derivative position had an unrealized mark-to-market gain of $3,188,718, for a net unrealized derivative loss of $24,706,026.  The portion of these losses and gains for the derivative instruments expiring within one year are $8,692,701 and $1,285,741, respectively.  Year-to-date net losses of $9,922,181 have been charged to operations.  There are no margin requirements with respect to these derivative positions.

During the three months ended March 31, 2008, 17,111 ounces of gold put options expired and 17,111 gold call options were exercised at an average price of US$833 per ounce.  In addition, $10.5 million of currency forward contracts matured at an average Cdn/US exchange rate of 1.129.

b)

Contractual obligations

As at March 31, 2008, the Company has contractual obligations in respect of operations, development and restoration activities at Casa Berardi totalling $0.3 million, due in 2008.

9.

Other income

(in thousands)	March 31, 2008	March 31, 2007
	$	$

Royalty income	155	130
Interest income	584	334
Other income	739	464

10.

  Corporate Takeover Bid Costs

In 2006, Northgate Minerals Corporation (“Northgate”) announced its intention to offer to acquire all of the Company’s outstanding shares which was in breach of a confidentiality and standstill agreement.  The B.C. Court of Appeal upheld a decision by the B.C. Supreme Court enforcing the confidentiality and standstill agreement.   As a result of this unsolicited bid the Company incurred costs of $5,247,426 and has an outstanding claim against Northgate for damages.